The Phoenix Plaza 21st Floor 2929 North Central Avenue Phoenix, Arizona 85012-2793 P.O. Box 36379 Phoenix, Arizona 85067-6379 Telephone 602.640.9000 Facsimile 602.640.9050	www.osbornmaledon.com	Christopher S. Stachowiak Direct Line 602.640.9353 Direct Fax 602.664.2055 cstachowiak@omlaw.com

VIA ELECTRONIC AND HAND DELIVERY
March 17, 2006
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	MedAire, Inc. Amendment No. 3 to Form 10 Filed on February 6, 2006 File No. 0-51555
Ladies and Gentlemen:
     This letter responds to Ms. Karen J. Garnett’s letter of February 10, 2006 setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 3 to the Registration Statement on Form 10 of MedAire, Inc., a Nevada corporation (“MedAire” or the “Company”), filed on February 6, 2006 (“Amendment No. 3”). For your convenience, we have incorporated your letter into our response. To update Amendment No. 3 and to respond to the comments in Ms. Garnett’s letter, the Company is filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”). A marked copy of Amendment No. 4 indicating changes from the originally filed Amendment No. 3 is also included with this letter for the Staff’s reference.
The Company’s response to Staff Comments:
Risk Factors, page 32
We may issue shares of our capital stock or incur additional debt or other liabilities to complete an acquisition which would reduce the equity interest of our shareholders, page 34
1.	On page 42, you state that “the filing of the preliminary Information Statement on January 27, 2006 resulted in the immediate vesting of all outstanding stock options. As of December 31, 2005, there were options to purchase 2,258,007 shares of our Common Stock outstanding under the Plan, 1,382,007 of which were immediately exercisable, and

Securities and Exchange Commission
March 17, 2006

the balance of which became immediately exercisable upon filing of the preliminary Information Statement.” Please revise to note the potential dilutive effect of the immediate vesting of all outstanding stock options.
In response to the Staff’s comment, the Company has added a new risk factor (“All of the stock options outstanding under our Amended and Restated 1998 Key Employee Stock Option Plan are immediately exercisable, and the exercise of these stock options will dilute our common stockholders and may depress the price of our stock.”) on page 38 of Amendment No. 4, and has noted that the exercise of the outstanding options will dilute our common stockholders on page 42 of Amendment No. 4.
A significant amount of our Common Stock is or may be controlled by individuals or voting blocks, and the interests of such individuals or voting blocks could conflict with those of the other shareholders, page 37
2.	We reissue comment 4 in part. On page 41, you state that pursuant to the Letter Agreements your two largest shareholders will use their best efforts to “prepare and circulate consent resolutions for execution by shareholders that will elect a new slate of nine directors, six of whom shall be designees of Best Dynamic and three of whom shall be designees of Ms. Garrett.” You also state that pursuant to the Letter Agreements your two largest shareholders will attempt to assure that James Allen Williams, a senior executive of International SOS Assistance, Inc., will be designated as the Chief Executive Officer of MedAire. Please revise this risk factor to note that these facts and to note the risk of control over your business by your competitor International SOS Assistance, Inc.
In response to the Staff’s comment, the Company has revised the referenced risk factor.
Item 10. Recent Sales of Unregistered Securities, page 58
3.	We note that you relied on rule 701 for options issued during the last three years. Please provide a more detailed analysis of the factual basis that supports your reliance on Rule 701. In this regard, we note that the sales price of options and warrants issued in 2005 appears to exceed $1,000,000.
In response to the Staff’s comment, the Company has prepared the table below, which revises and expands the table previously provided to the Staff. The table below uses the “most recent balance sheet date” prior to the calendar year period in which options or warrants were granted (e.g., the December 31, 2004 balance sheet has been used to calculate the Rule 701 limits applicable to calendar year 2005).
The table covers the last four full fiscal years ended December 31, 2005, 2004, 2003 and 2002. The Company uses the calendar year as the consecutive twelve-month period for purposes of calculating compliance with Rule 701.

Securities and Exchange Commission
March 17, 2006

	Number of			Value of
Calendar	Options/Warrants/Shares		Exercise	Options/Warrants/Shares	Exceed $1	15% Total	15% Outstanding
Year	Granted		Price (1)	Granted (2)	million?	Assets (3)	Securities (4)
2002	74,377	(5)	$0.25	$18,369.25	No	Not applicable.	Not applicable.
2003	1,110,825		$0.25	$277,706.25
	326,000		$0.39	$127,140.00
	1,550,000		$0.45	$697,500.00
	100,000		$0.68	$68,000.00
	500,000		$0.78	$390,000.00

	3,586,825	(6)		$1,560,346.25	Yes	$871,350	5,492,927
2004	50,000		$0.47	$23,500.00
	200,000		$0.64	$128,000.00
	400,000		$0.72	$288,000.00
	150,000		$0.74	$111,000.00
	100,000		$0.80	$80,000.00
	150,000		$0.91	$136,500.00
	100,000		$0.92	$92,000.00

	1,150,000	(5)		$859,000.00	No	Not applicable.	Not applicable.
2005	30,000		$0.51	$15,300.00
	50,000		$0.58	$29,000.00
	1,740,000		$0.68	$1,183,200.00

	1,820,000	(7)		$1,227,500.00	Yes	$1,951,350	8,251,159

(1)	Exercise prices have been rounded to the nearest 100th.

(2)	The value of options and warrants is based on the exercise price of the options or warrants (Rule 701(d)(3)(i)).

(3)	The Company’s total assets as of December 31, 2002 and 2004 were $5,809,000 and $13,009,000, respectively.

(4)	The Company’s outstanding shares of common stock as of December 31, 2002 and 2004 were 36,619,516 and 55,007,726, respectively.

(5)	Stock options granted pursuant to the Company’s Amended and Restated 1998 Key Employee Stock Option (the “Plan”).

(6)	Includes 3,570,825 options granted pursuant to the Plan and 16,000 options granted to certain key employees for exemplary service pursuant to a board approved compensatory arrangement with such employees.

(7)	Includes 1,740,000 warrants issued to James E. Lara, the Company’s President and COO and 80,000 options issued pursuant to the Plan.
Note 9. Segment Reporting, pages F-22 — F-25
4.	Please explain why the assets held in the Global Doctor segment decreased significantly as of December 31, 2004 from September 30, 2004 and then increased again as of September 30, 2005.
In response to the Staff’s comment, the Company reviewed the assets held in the Global Doctor segment and noted that the amount disclosed relating to the assets held in the Global Doctor segment as of December 31, 2004 was incorrect. The amount noted was net of intercompany elimination, which is inconsistent with the other periods shown. Amendment No. 4 has been updated to show the correct amount.

Securities and Exchange Commission
March 17, 2006

5.	We have reviewed your response to comment 12 and your disclosure on page 22 and still do not understand how you concluded that neither the long-lived assets nor goodwill have been impaired under SFAS 144 and SFAS 142, respectively at any of your testing dates between the acquisition date and September 30, 2005. Please tell us each date at which MedAire has tested the long-lived assets or goodwill for impairment and in cases of the goodwill impairment tests, whether the test was a result of your annual testing or in response to one of the indicators in paragraph 28 of SFAS 142. For each test, please tell us the following:
•	The long-lived assets, including carrying amounts, comprising the asset group for purposes of each impairment test under SFAS 144, and whether goodwill has been included in that asset group.

•	The fair value of the asset group as a whole determined in accordance with paragraph 22 of SFAS 144 and the fair value of the reporting unit determined in accordance with paragraph 23 through 25 of SFAS 142. Include an explanation of how those fair values have been determined in your response. Please note that we do not believe that the mining rights should be included in the reporting unit since MedAire has sold the rights and they no longer are assets of the company. We also do not understand how MedAire’s listing on ASX represents an asset of Global Doctor and why it has been included in the reporting unit.

•	Finally, if MedAire has failed the first step of the goodwill impairment test at any date, please explain how you allocated the fair value of the reporting unit to the assets and liabilities of Global Doctor.
In response to the Staff’s comment, the Company reviewed the original purchase price allocation relative to goodwill and determined that as of the purchase date the goodwill is split between Global Doctor and MedAire, Inc. (specifically the Services segment), $132,199 and $795,466, respectively, based on the components of goodwill and their respective allocation to the reporting units. Amendment No. 4 has been updated to restate the segment assets for the Global Doctor and MedAire reporting units (now 3 segments of Services, Equipment and Education — see note following regarding the Company’s change in disclosure of segments) in the notes to the financial statements, as of the acquisition date, and all subsequent periods.
In addition, in response to the Staff’s comment, the Company reviewed the segments disclosed in the notes to the general-purpose financial statements in relation to the guidance provided by SFAS 131 and 142, and has determined that within what was being presented as the MedAire segment, there are 3 additional components that are reportable segments; service, equipment and education. Amendment No. 4 has been updated to restate the segment disclosure for what was the MedAire reporting unit and is now disclosed as the Service, Equipment and Education segments.
The Company has performed the testing as of the following test dates: December 31, 2003, December 31, 2004, June 30, 2005 and December 31, 2005. The results of those tests are as follows:

Securities and Exchange Commission
March 17, 2006

MedAire, Inc. — MedAire Reporting Unit; Service Segment
Valuation detail
Form 10 Registration Statement — comment letter
4

Testing Date	12/31/2003	12/31/2004	6/30/2005	12/31/2005

Allocation of Segment Value	$32,389,997	$15,097,830	$19,544,727	$27,812,089	A

Carrying value, excluding any Global Doctor amounts:

Cash — allocation	2,628,917	730,004	2,096,790	1,330,767	B

AR — allocation	2,285,570	3,160,162	2,979,840	2,693,261	B

Unbilled revenue — 100%	53,941	997,279	470,389	777,017	C

Inventory — all to equip segment	—	—	—	—	D

Deferred income taxes — allocation	104,397	—	—	—	B

Income tax rec — allocation	60,720	95,277	—	—	B

Prepaids — allocation	464,973	393,652	283,464	818,619	B

Goodwill — 100%	795,466	795,466	795,466	795,466	C

PPE — allocation	762,437	1,288,806	1,331,723	1,201,778	B

Identifiable intangibles — specific	15,141	363,645	313,478	261,125	E, B

Deposits — allocation	35,781	32,377	77,595	75,607	B

Other long term assets — allocation	—	64,000	67,000	68,000	B

Deferred income taxes — allocation	723,120	—	—	—	B

Line of credit — allocation	—	(128,000)	—	—	B

Notes payable — specific	—	—	—	—	F

Current maturity capital lease — allocation	(55,294)	(46,138)	(4,669)	(4,936)	B

Accounts payable — allocation	(612,368)	(614,297)	(638,342)	(389,992)	B

Accrued expense — allocation	(1,999,810)	(1,357,172)	(1,282,323)	(1,669,750)	B

Current portion deferred revenue — allocation	(2,856,864)	(3,438,739)	(3,999,790)	(3,689,762)	B

LT maturity capital lease — allocation	(64,064)	(13,284)	(11,524)	(9,178)	B

LT deferred revenue	(613,236)	(573,859)	(592,807)	(619,178)	B

Service segment carrying value	$1,728,827	$1,749,179	$1,886,290	$1,638,844

Excess (impairment)	$30,661,170	$13,348,651	$17,658,437	$26,173,245
NOTES

A — allocation of FV of MedAire unit (multiplied stock value less Global Doctor fair value) based on % of gross profit of service segment from total MedAire unit gross profit for the period
B — allocation based on % of gross profit of service segment from total MedAire unit gross profit for the period
C — item is relevant to the service segment only and value represents 100% specific allocation to that segment

Securities and Exchange Commission
March 17, 2006

D — item is relevant to the equipment segment only and value represents 100% specific allocation to that segment
E — items are specific to either Global Doctor or MAS (service segment) or corporate (which are allocated)
F — notes payable are specific to the Global Doctor segment only and value represents 100% specific allocation to that segment

Allocation % for the period:	12/31/03	12/31/04	6/30/05	12/31/05
	69%	64%	67%	68%
MedAire, Inc. — Global Doctor Reporting Unit
Valuation scenarios
Form 10 Registration Statement — comment letter 4

Testing Date	12/31/2003	12/31/2004	6/30/2005	12/31/2005

mining rights	$136,000	$171,000	$391,000	$561,000

Rights to MedAire unit	(136,000)	(171,000)	(391,000)	(561,000)

ASX listing	514,876	515,163	519,000	519,000

ASX to MedAire unit	(514,876)	(515,163)	(519,000)	(519,000)

MedAire synergies	1,740,000	1,176,000	—	—

Synergies to MedAire	(1,740,000)	(1,176,000)	—	—

Value of clinics	836,000	944,000	1,000,000	1,000,000

Reporting Unit Value	$836,000	$944,000	$1,000,000	$1,000,000

Carrying value of GD	$1,181,061	$1,266,306	$1,186,108	$1,523,786

Goodwill to MedAire	(795,466)	(795,466)	(795,466)	(795,466)
	$385,595	$470,840	$390,642	$728,320

Pass (Fail)	$450,405	$473,160	$609,358	$271,680

	Pass	Pass	Pass	Pass
The Company would also like to reference the Staff to the correspondence filed separately during the last month while addressing this comment letter.

If you have any questions regarding the foregoing, please direct them to the undersigned at the address and phone number set forth above.
Sincerely,
Christopher Stachowiak